UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):    ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K  ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
For Period Ended: September 30, 2012
__ Transition Report on Form 10-K
__ Transition Report on Form 20-F
__ Transition Report on Form 11-K
__ Transition Report on Form 10-Q
__ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I— REGISTRANT INFORMATION
Stratus Media Group, Inc.
(Full Name of Registrant)

1800 Century Park East, 6th Floor
(Address of Principal Executive Office (Street and Number))

Los Angeles, California 90067
(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant requires additional time to complete the financial statements for the three and nine months ended September 30, 2012 and cannot, without unreasonable effort and expense, file its Form 10-Q on or before the prescribed filing date.

PART IV—OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
John Moynahan	(310)	526-8700
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes  ☐No

It is anticipated that the loss for the three months ended September 30, 2012 will be approximately $3,500,000, compared with a loss for the three months ended September 30, 2011 of $4,335,988.  It is anticipated that the loss for the nine months ended September 30, 2012 will be approximately $9,350,000, compared with a loss for the six months ended June 30, 2011 of $8,195,928.

Stratus Media Group, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2012	By:	/s/ John Moynahan
John Moynahan, Chief Financial Officer